Exhibit (d)(2)

CONFIDENTIAL DISCLOSURE AGREEMENT

This Agreement dated January 19, 2016 (“Effective Date”), is by and between Medtronic, Inc., with a place of business at 8200 Coral Sea Street NE, SH Legal MVS76, Mounds View, MN 55112 (hereinafter called “Medtronic”) and HeartWare, Inc., with a place of business at 500 Old Connecticut Path, Building A, Framingham, MA 01701, (hereinafter called the “Undersigned”). Medtronic and Undersigned are individually referred to as a “Party” and collectively referred to as the “Parties.”

WHEREAS, Undersigned represents that it is the sole owner of certain proprietary information relating to its business operations including the development, manufacture, clinical trials and distribution of its ventricular assist devices, pipeline technologies and related accessories, herein called “Confidential Information”;

WHEREAS, Undersigned wishes to and represents that it has the unrestricted right to disclose the Confidential Information to Medtronic under this Agreement;

WHEREAS, Medtronic will receive the Confidential Information pursuant to the terms of this Agreement.

NOW THEREFORE, the above Recitals are incorporated into this Agreement as a material part hereof and the Parties hereto further agree as follows:

1. Identification. Information is Confidential Information under this Agreement only if it is clearly and conspicuously marked as “proprietary,” “confidential,” or the like. Information disclosed in any manner other than writing will be Confidential Information if it is preceded or accompanied by an oral statement, or followed within ten (10) days by a written statement, indicating that the information is confidential or constitutes Confidential Information falling within the terms of this Agreement.

2. Confidentiality. Undersigned acknowledges that due to the large number of ideas and quantity of information submitted to Medtronic, Medtronic can only agree to maintain the confidentiality of the Confidential Information, including clinical data, for a thirty=six (36) month period. The following confidentiality conditions will be applied: Medtronic will not, for a period of time ending twenty-four (24) months from the Effective Date of this Agreement, distribute, disclose or disseminate Undersigned’s Confidential Information to anyone except its employees and consultants who have agreed in writing to hold Confidential Information in confidence. Furthermore, both Parties agree to hold in confidence the fact that they have executed this Agreement and that they are having these discussions, except upon mutual agreement to the contrary.

However, Medtronic will not be obligated to keep confidential any information after:

a. is publicly available as of the date that Medtronic receives the Confidential Information or becomes publicly available through no fault of Medtronic;

b. it is released publicly or published by a person having authority to do so;

c. it is received from third parties without restriction; or

d. it is previously known to Medtronic or it is subsequently developed by Medtronic independently.

At the end of the confidentiality period, Medtronic will have no obligation to keep the Confidential Information confidential and will have no liability for disclosure of same.

In addition except as specified in this paragraph, the Undersigned will not provide Medtronic with any Confidential Information regarding technology, therapies, trade secrets, inventions, or other scientific information or data (collectively “Secret Information”) that is not the subject of a publicly available patent application that the Undersigned has filed with one or more patent offices. If the Undersigned wishes to disclose any Secret Information to Medtronic, it must first provide Medtronic with a written list summarizing the type of Secret Information proposed to be disclosed. Within ten (10) working days from the receipt of such disclosure list, Medtronic will notify the Undersigned in writing which Secret Information it is willing to receive. The Undersigned will not provide Medtronic with any Secret Information which it has not expressly agreed in writing to receive.

3. Required Disclosure of Confidential Information. Notwithstanding any other provision of this Agreement, disclosure of Confidential Information shall not be prohibited by Medtronic if such disclosure is required in response to a valid order of a court or other governmental agency or is otherwise required by law (“Required Disclosure”). In the event of a Required Disclosure, Medtronic shall promptly notify the Undersigned in order to allow it a reasonable time to oppose such process.

4. Return or Destruction of Confidential Information. Medtronic will return or destroy all Confidential Information which has been provided by Undersigned upon receipt of written demand therefore by Undersigned at any time prior to the expiration or early termination of the Agreement as set forth in Section 5. Medtronic reserves the right to keep one copy of Confidential Information for evidentiary purposes.

5. Term and Termination. The term of this Agreement shall run from the Effective Date for a period of one year. Either Party may terminate this Agreement upon no less than fourteen (14) days prior written notice to the other Party sent to the address in the first recital. All obligations under this Agreement shall survive for a period of three (3) years from the Effective Date.

6. Entity. All references to Medtronic shall include its parent, Medtronic, Inc. a Minnesota company and all entities owned by Medtronic, Inc., or by an entity in which Medtronic, Inc., has a direct or indirect ownership of at least fifty percent.

7. No Further Obligations. Nothing in this Agreement imposes any duty or obligation on either Party to share Confidential Information with or enter into any business arrangement or transaction with the other Party.

8. Miscellaneous. This Agreement shall be governed by the laws of the State of Minnesota. This Agreement shall be binding upon the assigns and successors of each Party. This Agreement and any attachments hereto make up the entire agreement between the Parties regarding the Purpose and the Confidential Information, supersedes any and all prior oral and written agreements and understandings between the Parties relating to the Purpose and the Confidential Information, and there are no understandings, agreements, representations or warranties, express or implied, not specified herein. All other executed agreements between the Parties, if any, shall remain in full force and effect according to their terms. This Agreement may only be amended or modified in writing signed by authorized representatives of each Party. The invalidity or partial invalidity of any portion of this Agreement shall not invalidate the remainder thereof, and such remainder shall remain in full force and effect. Any failure by either Party to enforce the other Party’s strict performance of any provision of this Agreement shall not constitute a waiver of its right to subsequently enforce such provision or any other provision of this Agreement. This Agreement may be executed by facsimile or portable document format (PDF) and in one or more counterparts, all of which shall be considered one and the same agreement.

9. Other Efforts. The Undersigned acknowledges that Medtronic is engaged in various research and development or other efforts, one or more of which may involve subject matters that are similar to or the same as those covered in the Undersigned’s Confidential Information, and agrees that nothing in this Agreement shall, directly or indirectly, be construed to limit the right of Medtronic to continue those efforts, provided that Medtronic otherwise complies with its obligations under this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the Effective Date first set forth above.

MEDTRONIC, INC.		HEARTWARE, INC.

Signature:	/s/ Christopher Cleary	Signature:	/s/ Lawrence Knopf

Name:	Christopher Cleary	Name:	Lawrence Knopf

Title:	Vice President, Business Development	Title:	SVP and General Counsel